FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

Mexico City 06599, Mexico, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... √ ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... √ ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS

Mexico City, April 25, 2012. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX) announced that its Series “L” shares Special, Annual and General Extraordinary Shareholders' Meetings were held today, and approved, among others, the following issues:

The Series “L” shares Special Meeting ratified Rafael Kalach Mizrahi and Ricardo Martín Bringas as Directors corresponding to Series "L" shares, and Jorge C. Esteve Recolons as Alternate Director for Ricardo Martin Bringas.

The Annual Shareholders´ Meeting approved the following:

  The Chief Executive Officer’s report regarding the performance of the Company and its operations for the fiscal year ended December 31, 2011; the financial statements to that date; the Board of Director’s reports regarding the main accounting policies and information criteria followed in the preparation of financial information and the operations and activities in which the Board was involved in, pursuant to the Mexican Securities Law (Ley del Mercado de Valores), during fiscal year 2011; and the External Auditor’s report, the opinion of the Board of Directors regarding the Chief Executive Officer’s report and the respective reports of the Audit and Corporate Practices Committees.

  The payment of a cash dividend of $0.55 Mexican pesos per outstanding share, resulting from the net tax profit account, the payment date of which will be on or after December 19, 2012, for all the outstanding shares of the Company’s capital stock, upon presentation of coupon 62.

  The activities of the Board of Directors and the Chief Executive Officer for fiscal year 2011 were ratified.

  The members of the Board of Directors and the Executive Committee, as well as the Audit and Corporate Practices Committee, will be integrated as follows:

BOARD OF DIRECTORS
DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	- - - - - - - - - - - - - - - - - - - - - -
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	- - - - - - - - - - - - - - - - - - - - - -
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
JEFF McELFRESH	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS

EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	OSCAR VON HAUSKE SOLÍS
JUAN ANTONIO PERÉZ SIMÓN	ANTONIO COSÍO ARIÑO
HÉCTOR SLIM SEADE	DANIEL HAJJ ABOUMRAD
MICHAEL J. VIOLA	JEFF McELFRESH

AUDIT AND CORPORATE PRACTICES COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
RAFAEL KALACH MIZRAHI.- PRESIDENT
ANTONIO COSÍO ARIÑO	ANTONIO COSIO PANDO
JOSÉ KURI HARFUSH

5. Pursuant to Article 26 of the Mexican Securities Law, Independent Board Members were qualified based on the information files held by the Company.

As for the General Extraordinary Shareholders Meeting:

1. The deregistration of the Company´s securities from the National Securities Registry (Registro Nacional de Valores) held by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and their delisting from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) was approved.

2. The acts regarding the deregistration of the Company´s securities from the National Registry of Securities held by the National Banking and Securities Commission and their delisting from the Mexican Stock Exchange, made prior to the date of this Meeting by members of the Board, Secretary, Pro-Secretary, officers and legal representatives of the Company, were ratified.

About TELMEX

TELMEX and its subsidiaries provide telecommunications services in Mexico. The Company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views or expectations of the Company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event shall the Company or any of its subsidiaries, affiliates, directors, officers, agents or employees be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS